SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                                 SIRICOMM, INC.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   82967C 10 2
                      (CUSIP Number of Class of Securities)

                                Henry P. Hoffman
                         2900 Davis Boulevard, Suite 130
                             Joplin, Missouri 64804
                                 (417) 626-9961
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 21, 2002
                          (Date of Event which Requires
                            Filing of this Schedule)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No.  82967C 10 2                                               Page 2 of 6


                                  SCHEDULE 13D
--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Henry P. Hoffman
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                               (b) [X]*
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*   OO

--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)  [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
                          5,762,303
 NUMBER OF      ----------------------------------------------------------------
    SHARES        8    SHARED VOTING POWER
  OWNED BY                     ---
    EACH        ----------------------------------------------------------------
 REPORTING        9    SOLE DISPOSITIVE POWER
PERSON WITH                5,762,303
                ----------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER
                             ---
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
             5,762,303
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 59%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
                 IN
--------------------------------------------------------------------------------
*Mr. Hoffman acquired these shares as a result of being a shareholder of SiriCOMM, Inc. (Missouri), accordingly he may be considered a member of the group of other shareholders.

CUSIP No.  82967C 10 2                                               Page 3 of 6


Item 1.  Security and Issuer.

         This statement on Schedule 13D ("Schedule 13D") is being filed with respect to the common stock, $0.001 par value (the "Common Stock"), of SiriCOMM, Inc. (f/k/a Fountain Pharmaceuticals, Inc.), a Delaware corporation (the "Company"). The Company's principal executive office is located at 2900 Davis Boulevard, Suite 130, Joplin, Missouri 64804.

Item 2.  Identity and Background.

         (a) This statement is filed by Henry P. Hoffman (the "Reporting Person") with respect to shares directly owned by him.

         Any disclosures herein with respect to persons other than the Reporting Person is made on information and belief after making inquiry to the appropriate party.

         (b) The business address of Henry P. Hoffman is 2900 Davis Boulevard, Suite 130, Joplin, Missouri 64804.

         (c) Mr. Hoffman is principally engaged as the President, CEO and Chairman of SiriCOMM, Inc.

         (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Hoffman is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         On November 21, 2002, the Company completed the acquisition of all of the issued and outstanding shares of SiriCOMM, Inc, a Missouri corporation. Pursuant to the transaction, the Company issued an aggregate of 9,662,562 shares to the (19) shareholders of SiriCOMM (Missouri). Included in that number of shares was the 5,762,303 shares issued to Mr. Hoffman. The shares of SiriCOMM (Missouri) that Mr. Hoffman exchanged in connection with the above described transaction were paid for out of personal funds and services rendered by Mr. Hoffman to SiriCOMM (Missouri).

CUSIP No.  82967C 10 2                                               Page 4 of 6


Item 4.  Purpose of Transaction.

         The shares of Common Stock deemed to be beneficially owned by Mr. Hoffman were acquired for, and are being held for, investment purposes. The shares were acquired in connection with the Company's acquisition of SiriCOMM (Missouri).

         The Reporting Person may in the future directly acquire shares of Common Stock in open market or private transactions, block purchases or otherwise. The Reporting Person may continue to hold or dispose of all or some of the securities reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, subject to compliance with applicable law. Other than as set forth herein, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the
Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

         (a) As of the close of business on November 21, 2002, the Reporting Person was the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of 5,762,303 shares of Common Stock. As of November 21, 2002, these shares represented 59% of the sum of the 9,767,234 total shares of Common Stock outstanding as reported.

         (b) The sole or shared power to vote or dispose of, or to direct the vote or disposition of the Common Stock with respect to each Reporting Person noted in paragraph (a) of this Item 5 is as set forth on the cover sheets of this Schedule 13D.

         (c) There have been no transactions involving the shares of Common Stock of the Company engaged in during the 60 day period prior to and including September 22, 2002 up to the present.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         On October 1, 2002, Mr. Hoffman granted Quest Capital Alliance, L.L.C. ("Quest") an option to purchase up to 100,000 shares of the Company's common stock at $1.00 per share. The option expires October 1, 2005. the option was granted to Quest in connection with a fifty thousand Dollar ($50,000) loan made by Quest to the Company. Quest has the right to purchase up to 50,000 shares prior to the maturity date of the loan. In the event the loan is not paid on that date, the option increases to 100,000 shares.

         On October 15, 2002, Mr. Hoffman granted Bill and Susan Perkin (collectively "Perkin") an option to purchase 25,000 shares of the Company's common stock at $1.00 per share. The option expires October 15, 2005. The option was granted to Perkin in connection with a twenty-five thousand dollar ($25,000) loan made by Perkin to the Company.

CUSIP No.  82967C 10 2                                               Page 5 of 6


         On October 31, 2002, Mr. Hoffman granted William R. and Joy C. Fotsch (collectively "Fotsch") an option to purchase 50,000 shares of the Company's common stock at $1.00 per share. The option expires October 31, 2005. The option was granted to Fotsch in connection with a fifty thousand dollar ($50,000) loan made by Fotsch to the Company.

         On November 13, 2002, Mr. Hoffman granted Marvin and Donna McDaniel (collectively "McDaniel") an option to purchase 25,000 shares of the Company's common stock at $1.00 per share. The option expires November 13, 2005. The option was granted to McDaniel in connection with a twenty-five thousand dollar ($25,000) loan made by McDaniel to the Company.

         Except as discussed above, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons named in Item 2 of this statement and between such Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         1. Option Agreement dated October 1, 2002 between Henry P. Hoffman and Quest Capital Alliance, L.L.C.

         2. Option Agreement dated October 15, 2002 between Henry P. Hoffman and Bill and Susan Perkin.

         3. Option Agreement dated October 31, 2002 between Henry P. Hoffman and William R. and Joy C. Fotsch.

         4. Option Agreement dated November 13, 2002 between Henry P. Hoffman and Marvin and Donna McDaniel.

CUSIP No.  82967C 10 2                                               Page 6 of 6


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:  November 21, 2002                            /s/  Henry P. Hoffman
                                                   ---------------------------
                                                    Henry P. Hoffman

Exhibit 1

                                OPTION AGREEMENT

         Stock purchase option agreement (the "Agreement") executed October 1, 2002, between Quest Capital Alliance, L.L.C., (hereafter referred to as "Optionee") and Henry P. Hoffman, stockholder of SiriCOMM, Inc. (hereafter referred to as "Stockholder").

                                    RECITALS

         WHEREAS, SiriCOMM, Inc. (hereafter referred to as the "Corporation"), is a corporation organized under the laws of the State of Missouri, with its principal place of business at 2900 Davis Boulevard, Suite 130, Joplin, Missouri 64804.

         WHEREAS, the Corporation has entered into a Stock Purchase Agreement with Fountain Pharmaceuticals, Inc. ("Fountain"), a corporation organized under the laws of the State of Delaware, with its principal place of business at 505 South Westland Avenue, Suite D, Tampa, Florida 33606, pursuant to which each share of the Corporation's common stock ("SiriCOMM Common Stock") will be exchanged for 984.1678 shares of Fountain's post 60-for-1 reverse split common stock ("Fountain Common Stock").

         WHEREAS, Stockholder is the President and CEO of the Corporation and the owner of 5,855 shares of the Corporation's Common Stock, upon the closing of the Stock Purchase Agreement Stockholder will exchange these shares for an aggregate of 5,762,303 shares of Fountain Common Stock.

         WHEREAS, Optionee desires to lend Corporation Fifty Thousand Dollars ($50,000) ("Loan") and Corporation is desirous of borrowing such money from Optionee, as a condition for making the Loan, Optionee requires that Stockholder grant Optionee an option to purchase 50.8043 shares of SiriCOMM, Inc., or, should the Loan not be repaid as such obligation matures, an option to purchase
101.6086 shares, which will be exchanged into 50,000 or 100,000 shares of Fountain Common Stock, as the case may be, upon the Closing of the Stock Purchase Agreement, (the 50.8043 and 101.6086 shares of SiriCOMM, Inc. and the 50,000 and 100,000 shares of Fountain Common Stock are collectively referred to as the "Option Shares").

         WHEREAS, Stockholder will derive benefit from the Loan and therefore is willing to grant an option to Optionee.

         NOW, THEREFORE, in consideration of Optionee making the Loan to the Corporation, and for other good and valuable consideration, the Stockholder hereby grants the Optionee options to purchase from the Stockholder the Option Shares on the following terms and conditions:

1.       Option.

         The Stockholder hereby grants to the Optionee the option to purchase, at any time prior to October 1, 2005, the Option Shares.

2.       Purchase Price.

         The purchase price shall be an aggregate of $50,000 or $985.17 per share of SiriCOMM Stock prior to the closing of the Stock Purchase Agreement, or $1.00 per share of Fountain Common Stock after the closing of the Stock Purchase Agreement, or should the Loan not be repaid as such obligation matures, the purchase price shall be an aggregate of $50,000 or $492.58 per share of SiriCOMM stock prior to the closing of the Stock Purchase Agreement, or .50 per share of Fountain Common Stock after the closing of the Stock Purchase Agreement. The Stockholder shall cause the Corporation to pay all original issue or transfer taxes on the exercise of this option and all other fees and expenses necessarily incurred by the parties in connection therewith.

3.       Exercise of Option.

         The Optionee shall notify the Stockholder in writing that it desires to purchase the Option Shares, which notice shall be accompanied by payment (by cash, wire transfer or certified check) of the option price as specified in Paragraph 2 above. As soon as practicable thereafter, the Stockholder, at the principal office of the Corporation, shall tender to Optionee a certificate(s) issued in the Optionee's name evidencing the Option Shares.

4.       Dividends.

         Any cash dividends declared by either the Corporation or Fountain, as the case may be, on their common stock, prior to the Optionee exercising its option hereunder shall be retained by the Stockholder.

5.       Adjustments Upon Changes in Capitalization.

         As stated above, this Option Agreement contemplates the closing of the Stock Purchase Agreement and 60-for-1 reverse split of Fountain. In the event of changes in the outstanding Common Stock of the Corporation or Fountain, except as described in the preceding sentence, by reason of stock dividends, stock splits, recapitalizations, mergers, consolidations, combination, or exchanges of shares, separations, reorganizations, or liquidation, the number of Option Shares shall be correspondingly adjusted. No adjustment shall be made with respect to issuance of Common Stock by either the Corporation or Fountain in connection with capital raising, acquisitions, and the issuance of Common Stock to a third party as payment for services to either entity.

         If fractions of a share would result from any such adjustment, the adjustment shall be revised to the next higher whole number of shares.

6.       No Rights in Option Shares.

         Optionee shall have no rights as a stockholder in respect of the Option Shares until the option has been exercised and payment made as herein provided.

7.       Default.

         In the event Optionee shall default in making the payment provided for in Paragraph 3 of this Agreement, and such default shall continue for a period of five (5) days, this Agreement shall terminate in the same manner as it would by limitation on October 1, 2005, if Optionee had not on or before October 1, 2005, exercised its option to acquire the Option Shares.

8.       Stock as Investment.

         By accepting this option, the Optionee agrees for itself, its assigns and designees, that any and all Option Shares purchased hereunder shall be acquired for investment and not for distribution. Unless a registration statement is filed with the Securities and Exchange Commission covering the Option Shares, sales of the Option Shares may usually be made only in compliance with the terms of Rule 144 under the Securities Act of 1933, as amended (the "Act"). Rule 144 requires, among other things, that the Option Shares be held for at least one year after acquisition, which period commences upon exercise of the option.

         Optionee covenants and agrees that it will not transfer, sell or otherwise dispose of any of the Option Shares in a manner which would violate, nor without having furnished the Corporation or Fountain, as the case may be, an opinion of counsel reasonably satisfactory to the Corporation or Fountain, as the case may be, that such transfer, sale or other disposition would not violate, the Act or applicable state securities laws, or the rules and regulations thereunder. It understands that the certificates representing the Shares will bear a legend to that effect and that the Corporation or Fountain, as the case may be, will instruct its transfer agent not to register a transfer of the Shares unless the conditions specified in the legend have been satisfied.

9.       Binding Effect.

         Except as herein otherwise expressly provided, this Agreement shall be binding upon and inure to the benefit of the parties hereto, their successors, legal representatives and assigns.

10.      Miscellaneous.

         This Agreement shall be construed under the laws of the State of Missouri. Headings have been included herein for convenience of reference only, and shall not be deemed a part of the Agreement.

                            [SIGNATURE PAGE FOLLOWS]

         IN WITNESS WHEREOF, the parties have executed this Agreement on the date first above written.


                                              OPTIONEE:

                                              QUEST CAPITAL ALLIANCE, L.L.C.


                                              By:   /s/ Steven W. Fox
                                                  ------------------------------
                                              Name:  Steven W. Fox
                                              Title: General Manager


                                              STOCKHOLDER:


                                                /s/ Henry P. Hoffman
                                              ------------------------------
                                               Henry P. Hoffman

Exhibit 2

                                OPTION AGREEMENT

         This stock purchase option agreement (the "Agreement") executed 15 October, 2002, between Bill Perkin and Susan Perkin, husband and wife, (hereafter referred to as "Optionee") and Henry P. Hoffman, stockholder of SiriCOMM, Inc. (hereafter referred to as "Stockholder").

                                    RECITALS

         WHEREAS, SiriCOMM, Inc. (hereafter referred to as the "Corporation"), is a corporation organized under the laws of the State of Missouri, with its principal place of business at 2900 Davis Boulevard, Suite 130, Joplin, Missouri 64804.

         WHEREAS, the Corporation has entered into a Stock Purchase Agreement with Fountain Pharmaceuticals, Inc. ("Fountain"), a corporation organized under the laws of the State of Delaware, with its principal place of business at 505 South Westland Avenue, Suite D, Tampa, Florida 33606, pursuant to which each share of the Corporation's common stock ("SiriCOMM Common Stock") will be exchanged for 984.1678 shares of Fountain's post 60-for-1 reverse split common stock ("Fountain Common Stock").

         WHEREAS, Stockholder is the President and CEO of the Corporation and the owner of 5,855 shares of the Corporation's Common Stock, upon the closing of the Stock Purchase Agreement Stockholder will exchange these shares for an aggregate of 5,762,303 shares of Fountain Common Stock.

         WHEREAS, Optionee desires to lend Corporation Twenty Five Thousand Dollars ($25,000) ("Loan") and Corporation is desirous of borrowing such money from Optionee, as a condition for making the Loan, Optionee requires that Stockholder grant Optionee an option to purchase 25.402 shares of SiriCOMM, Inc., which will be exchanged into 25,000 shares of Fountain Common Stock upon the Closing of the Stock Purchase Agreement, (the 25.402 shares of SiriCOMM, Inc. and the 25,000 shares of Fountain Common Stock are collectively referred to as the "Option Shares").

         WHEREAS, Stockholder will derive benefit from the Loan and therefore is willing to grant an option to Optionee.

         NOW, THEREFORE, in consideration of Optionee making the Loan to the Corporation, and for other good and valuable consideration, the Stockholder hereby grants the Optionee options to purchase from the Stockholder the Option Shares on the following terms and conditions:

1.       Option.

         The Stockholder hereby grants to the Optionee the option to purchase, at any time prior to 15 October, 2005, the Option Shares.

2.       Purchase Price.

         The purchase price shall be an aggregate of $25,000 or $984.17 per share of SiriCOMM Stock prior to the closing of the Stock Purchase Agreement, or $1.00 per share of Fountain Common Stock after the closing of the Stock Purchase Agreement. The Stockholder shall cause the Corporation to pay all original issue or transfer taxes on the exercise of this option and all other fees and expenses necessarily incurred by the parties in connection therewith.

3.       Exercise of Option.

         The Optionee shall notify the Stockholder in writing that it desires to purchase the Option Shares, which notice shall be accompanied by payment (by cash, wire transfer or certified check) of the option price as specified in Paragraph 2 above. As soon as practicable thereafter, the Stockholder, at the principal office of the Corporation, shall tender to Optionee a certificate(s) issued in the Optionee's name evidencing the Option Shares.

4.       Dividends.

         Any cash dividends declared by either the Corporation or Fountain, as the case may be, on their common stock, prior to the Optionee exercising its option hereunder shall be retained by the Stockholder.

5.       Adjustments Upon Changes in Capitalization.

         As stated above, this Option Agreement contemplates the closing of the Stock Purchase Agreement and 60-for-1 reverse split of Fountain. In the event of changes in the outstanding Common Stock of the Corporation or Fountain, except as described in the preceding sentence, by reason of stock dividends, stock splits, recapitalizations, mergers, consolidations, combination, or exchanges of shares, separations, reorganizations, or liquidation, the number of Option Shares shall be correspondingly adjusted. No adjustment shall be made with respect to issuance of Common Stock by either the Corporation or Fountain in connection with capital raising, acquisitions, and the issuance of Common Stock to a third party as payment for services to either entity.

         If fractions of a share would result from any such adjustment, the adjustment shall be revised to the next higher whole number of shares.

6.       No Rights in Option Shares.

         Optionee shall have no rights as a stockholder in respect of the Option Shares until the option has been exercised and payment made as herein provided.

7.       Default.

         In the event Optionee shall default in making the payment provided for in Paragraph 3 of this Agreement, and such default shall continue for a period of five (5) days, this Agreement shall terminate in the same manner as it would by limitation on 10 October, 2005, if Optionee had not on or before 15 October, 2005, exercise its option to acquire the Option Shares.

8.       Stock as Investment.

         By accepting this option, the Optionee agrees for itself, its assigns and designees, that any and all Option Shares purchased hereunder shall be acquired for investment and not for distribution. Unless a registration statement is filed with the Securities and Exchange Commission covering the Option Shares, sales of the Option Shares may usually be made only in compliance with the terms of Rule 144 under the Securities Act of 1933, as amended (the "Act"). Rule 144 requires, among other things, that the Option Shares be held for at least one year after acquisition, which period commences upon exercise of the option.

         Optionee covenants and agrees that it will not transfer, sell or otherwise dispose of any of the Option Shares in a manner which would violate, nor without having furnished the Corporation or Fountain, as the case may be, an opinion of counsel reasonably satisfactory to the Corporation or Fountain, as the case may be, that such transfer, sale or other disposition would not violate, the Act or applicable state securities laws, or the rules and regulations thereunder. It understands that the certificates representing the Shares will bear a legend to that effect and that the Corporation or Fountain, as the case may be, will instruct its transfer agent not to register a transfer of the Shares unless the conditions specified in the legend have been satisfied.

9.       Binding Effect.

         Except as herein otherwise expressly provided, this Agreement shall be binding upon and inure to the benefit of the parties hereto, their successors, legal representatives and assigns.

10.      Miscellaneous.

         This Agreement shall be construed under the laws of the State of Missouri. Headings have been included herein for convenience of reference only, and shall not be deemed a part of the Agreement.

                            [SIGNATURE PAGE FOLLOWS]

         IN WITNESS WHEREOF, the parties have executed this Agreement on the date first above written.


                                               OPTIONEE:



                                               /s/ Bill Perkin
                                               --------------------------------
                                               Bill Perkin


                                               /s/  Susann Perkin
                                               --------------------------------
                                               Susann Perkin



                                               STOCKHOLDER:



                                               /s/ Henry P. Hoffman
                                               --------------------------------
                                               Henry P. Hoffman

Exhibit 3

                                OPTION AGREEMENT

         This stock purchase option agreement (the "Agreement") executed 31 October, 2002, between William R. and Joy C. Fotsch (hereafter referred to as "Optionee") and Henry P. Hoffman, stockholder of SiriCOMM, Inc. (hereafter referred to as "Stockholder").

                                    RECITALS

         WHEREAS, SiriCOMM, Inc. (hereafter referred to as the "Corporation"), is a corporation organized under the laws of the State of Missouri, with its principal place of business at 2900 Davis Boulevard, Suite 130, Joplin, Missouri 64804.

         WHEREAS, the Corporation has entered into a Stock Purchase Agreement with Fountain Pharmaceuticals, Inc. ("Fountain"), a corporation organized under the laws of the State of Delaware, with its principal place of business at 505 South Westland Avenue, Suite D, Tampa, Florida 33606, pursuant to which each share of the Corporation's common stock ("SiriCOMM Common Stock") will be exchanged for 984.1678 shares of Fountain's post 60-for-1 reverse split common stock ("Fountain Common Stock").

         WHEREAS, Stockholder is the President and CEO of the Corporation and the owner of 5,855 shares of the Corporation's Common Stock, upon the closing of the Stock Purchase Agreement Stockholder will exchange these shares for an aggregate of 5,762,303 shares of Fountain Common Stock.

         WHEREAS, Optionee desires to lend Corporation Fifty Thousand Dollars ($50,000) ("Loan") and Corporation is desirous of borrowing such money from Optionee, as a condition for making the Loan, Optionee requires that Stockholder grant Optionee an option to purchase 50.804 shares of SiriCOMM, Inc., which will be exchanged into 50,000 shares of Fountain Common Stock upon the Closing of the Stock Purchase Agreement, (the 50.804 shares of SiriCOMM, Inc. and the 50,000 shares of Fountain Common Stock are collectively referred to as the "Option Shares").

         WHEREAS, Stockholder will derive benefit from the Loan and therefore is willing to grant an option to Optionee.

         NOW, THEREFORE, in consideration of Optionee making the Loan to the Corporation, and for other good and valuable consideration, the Stockholder hereby grants the Optionee options to purchase from the Stockholder the Option Shares on the following terms and conditions:

1.       Option.

         The Stockholder hereby grants to the Optionee the option to purchase, at any time prior to 31 October, 2005, the Option Shares.

2.       Purchase Price.

         The purchase price shall be an aggregate of $50,000 or $984.17 per share of SiriCOMM Stock prior to the closing of the Stock Purchase Agreement, or $1.00 per share of Fountain Common Stock after the closing of the Stock Purchase Agreement. The Stockholder shall cause the Corporation to pay all original issue or transfer taxes on the exercise of this option and all other fees and expenses necessarily incurred by the parties in connection therewith.

3.       Exercise of Option.

         The Optionee shall notify the Stockholder in writing that it desires to purchase the Option Shares, which notice shall be accompanied by payment (by cash, wire transfer or certified check) of the option price as specified in Paragraph 2 above. As soon as practicable thereafter, the Stockholder, at the principal office of the Corporation, shall tender to Optionee a certificate(s) issued in the Optionee's name evidencing the Option Shares.

4.       Dividends.

         Any cash dividends declared by either the Corporation or Fountain, as the case may be, on their common stock, prior to the Optionee exercising its option hereunder shall be retained by the Stockholder.

5.       Adjustments Upon Changes in Capitalization.

         As stated above, this Option Agreement contemplates the closing of the Stock Purchase Agreement and 60-for-1 reverse split of Fountain. In the event of changes in the outstanding Common Stock of the Corporation or Fountain, except as described in the preceding sentence, by reason of stock dividends, stock splits, recapitalizations, mergers, consolidations, combination, or exchanges of shares, separations, reorganizations, or liquidation, the number of Option Shares shall be correspondingly adjusted. No adjustment shall be made with respect to issuance of Common Stock by either the Corporation or Fountain in connection with capital raising, acquisitions, and the issuance of Common Stock to a third party as payment for services to either entity.

         If fractions of a share would result from any such adjustment, the adjustment shall be revised to the next higher whole number of shares.

6.       No Rights in Option Shares.

         Optionee shall have no rights as a stockholder in respect of the Option Shares until the option has been exercised and payment made as herein provided.

7.       Default.

         In the event Optionee shall default in making the payment provided for in Paragraph 3 of this Agreement, and such default shall continue for a period of five (5) days, this Agreement shall terminate in the same manner as it would by limitation on 31 October, 2005, if Optionee had not on or before 31 October, 2005, exercised its option to acquire the Option Shares.

8.       Stock as Investment.

         By accepting this option, the Optionee agrees for itself, its assigns and designees, that any and all Option Shares purchased hereunder shall be acquired for investment and not for distribution. Unless a registration statement is filed with the Securities and Exchange Commission covering the Option Shares, sales of the Option Shares may usually be made only in compliance with the terms of Rule 144 under the Securities Act of 1933, as amended (the "Act"). Rule 144 requires, among other things, that the Option Shares be held for at least one year after acquisition, which period commences upon exercise of the option.

         Optionee covenants and agrees that it will not transfer, sell or otherwise dispose of any of the Option Shares in a manner which would violate, nor without having furnished the Corporation or Fountain, as the case may be, an opinion of counsel reasonably satisfactory to the Corporation or Fountain, as the case may be, that such transfer, sale or other disposition would not violate, the Act or applicable state securities laws, or the rules and regulations thereunder. It understands that the certificates representing the Shares will bear a legend to that effect and that the Corporation or Fountain, as the case may be, will instruct its transfer agent not to register a transfer of the Shares unless the conditions specified in the legend have been satisfied.

9.       Binding Effect.

         Except as herein otherwise expressly provided, this Agreement shall be binding upon and inure to the benefit of the parties hereto, their successors, legal representatives and assigns.

10.      Miscellaneous.

         This Agreement shall be construed under the laws of the State of Missouri. Headings have been included herein for convenience of reference only, and shall not be deemed a part of the Agreement.

                            [SIGNATURE PAGE FOLLOWS]

         IN WITNESS WHEREOF, the parties have executed this Agreement on the date first above written.


                                               OPTIONEE:



                                               /s/ William R. Fotsch
                                              ----------------------------------
                                               William R. Fotsch


                                               /s/ Joy C. Fotsch
                                              ----------------------------------
                                               Joy C. Fotsch



                                               STOCKHOLDER:



                                               /s/ Henry P. Hoffman
                                              ----------------------------------
                                               Henry P. Hoffman

Exhibit 4

                                OPTION AGREEMENT

         This stock purchase option agreement (the "Agreement") executed 13 November, 2002, between Marvin McDaniel and Donna McDaniel, husband and wife, (hereafter referred to as "Optionee") and Henry P. Hoffman, stockholder of SiriCOMM, Inc. (hereafter referred to as "Stockholder").

                                    RECITALS

         WHEREAS, SiriCOMM, Inc. (hereafter referred to as the "Corporation"), is a corporation organized under the laws of the State of Missouri, with its principal place of business at 2900 Davis Boulevard, Suite 130, Joplin, Missouri 64804.

         WHEREAS, the Corporation has entered into a Stock Purchase Agreement with Fountain Pharmaceuticals, Inc. ("Fountain"), a corporation organized under the laws of the State of Delaware, with its principal place of business at 505 South Westland Avenue, Suite D, Tampa, Florida 33606, pursuant to which each share of the Corporation's common stock ("SiriCOMM Common Stock") will be exchanged for 984.1678 shares of Fountain's post 60-for-1 reverse split common stock ("Fountain Common Stock").

         WHEREAS, Stockholder is the President and CEO of the Corporation and the owner of 5,855 shares of the Corporation's Common Stock, upon the closing of the Stock Purchase Agreement Stockholder will exchange these shares for an aggregate of 5,762,303 shares of Fountain Common Stock.

         WHEREAS, Optionee desires to lend Corporation Twenty Five Thousand Dollars ($25,000) ("Loan") and Corporation is desirous of borrowing such money from Optionee, as a condition for making the Loan, Optionee requires that Stockholder grant Optionee an option to purchase 25.402 shares of SiriCOMM, Inc., which will be exchanged into 25,000 shares of Fountain Common Stock upon the Closing of the Stock Purchase Agreement, (the 25.402 shares of SiriCOMM, Inc. and the 25,000 shares of Fountain Common Stock are collectively referred to as the "Option Shares").

         WHEREAS, Stockholder will derive benefit from the Loan and therefore is willing to grant an option to Optionee.

         NOW, THEREFORE, in consideration of Optionee making the Loan to the Corporation, and for other good and valuable consideration, the Stockholder hereby grants the Optionee options to purchase from the Stockholder the Option Shares on the following terms and conditions:

1.       Option.

         The Stockholder hereby grants to the Optionee the option to purchase, at any time prior to 13 November, 2005, the Option Shares.

2.       Purchase Price.

         The purchase price shall be an aggregate of $25,000 or $984.17 per share of SiriCOMM Stock prior to the closing of the Stock Purchase Agreement, or $1.00 per share of Fountain Common Stock after the closing of the Stock Purchase Agreement. The Stockholder shall cause the Corporation to pay all original issue or transfer taxes on the exercise of this option and all other fees and expenses necessarily incurred by the parties in connection therewith.

3.       Exercise of Option.

         The Optionee shall notify the Stockholder in writing that it desires to purchase the Option Shares, which notice shall be accompanied by payment (by cash, wire transfer or certified check) of the option price as specified in Paragraph 2 above. As soon as practicable thereafter, the Stockholder, at the principal office of the Corporation, shall tender to Optionee a certificate(s) issued in the Optionee's name evidencing the Option Shares.

4.       Dividends.

         Any cash dividends declared by either the Corporation or Fountain, as the case may be, on their common stock, prior to the Optionee exercising its option hereunder shall be retained by the Stockholder.

5.       Adjustments Upon Changes in Capitalization.

         As stated above, this Option Agreement contemplates the closing of the Stock Purchase Agreement and 60-for-1 reverse split of Fountain. In the event of changes in the outstanding Common Stock of the Corporation or Fountain, except as described in the preceding sentence, by reason of stock dividends, stock splits, recapitalizations, mergers, consolidations, combination, or exchanges of shares, separations, reorganizations, or liquidation, the number of Option Shares shall be correspondingly adjusted. No adjustment shall be made with respect to issuance of Common Stock by either the Corporation or Fountain in connection with capital raising, acquisitions, and the issuance of Common Stock to a third party as payment for services to either entity.

         If fractions of a share would result from any such adjustment, the adjustment shall be revised to the next higher whole number of shares.

6.       No Rights in Option Shares.

         Optionee shall have no rights as a stockholder in respect of the Option Shares until the option has been exercised and payment made as herein provided.

7.       Default.

         In the event Optionee shall default in making the payment provided for in Paragraph 3 of this Agreement, and such default shall continue for a period of five (5) days, this Agreement shall terminate in the same manner as it would by limitation on 13 November, 2005, if Optionee had not on or before 13 November, 2005, exercise its option to acquire the Option Shares.

8.       Stock as Investment.

         By accepting this option, the Optionee agrees for itself, its assigns and designees, that any and all Option Shares purchased hereunder shall be acquired for investment and not for distribution. Unless a registration statement is filed with the Securities and Exchange Commission covering the Option Shares, sales of the Option Shares may usually be made only in compliance with the terms of Rule 144 under the Securities Act of 1933, as amended (the "Act"). Rule 144 requires, among other things, that the Option Shares be held for at least one year after acquisition, which period commences upon exercise of the option.

         Optionee covenants and agrees that it will not transfer, sell or otherwise dispose of any of the Option Shares in a manner which would violate, nor without having furnished the Corporation or Fountain, as the case may be, an opinion of counsel reasonably satisfactory to the Corporation or Fountain, as the case may be, that such transfer, sale or other disposition would not violate, the Act or applicable state securities laws, or the rules and regulations thereunder. It understands that the certificates representing the Shares will bear a legend to that effect and that the Corporation or Fountain, as the case may be, will instruct its transfer agent not to register a transfer of the Shares unless the conditions specified in the legend have been satisfied.

9.       Binding Effect.

         Except as herein otherwise expressly provided, this Agreement shall be binding upon and inure to the benefit of the parties hereto, their successors, legal representatives and assigns.

10.      Miscellaneous.

         This Agreement shall be construed under the laws of the State of Missouri. Headings have been included herein for convenience of reference only, and shall not be deemed a part of the Agreement.

                            [SIGNATURE PAGE FOLLOWS]

         IN WITNESS WHEREOF, the parties have executed this Agreement on the date first above written.


                                             OPTIONEE:



                                             /s/ Marvin McDaniel
                                            ------------------------------------
                                             Marvin McDaniel


                                             /s/ Donna McDaniel
                                            ------------------------------------
                                             Donna McDaniel



                                             STOCKHOLDER:



                                             /s/ Henry P. Hoffman
                                            ------------------------------------
                                             Henry P. Hoffman